Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF B2GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of B2Gold Corp. (the “Company”) held on June 4, 2026 (total shares represented in person or by proxy being 842,480,659 of the 1,335,911,556 issued and outstanding common shares of the Company (“Common Shares”) as at the record date, which constitutes 63.06% of such Common Shares).

Item 1: Election of Directors

The following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed, and the total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	TOTAL VOTES IN FAVOUR	TOTAL VOTES WITHHELD	STATUS
Kelvin Dushnisky	715,435,470	38,062,918	Elected
Michael Cinnamond	696,212,073	57,286,315	Elected
Gregory Barnes	722,691,189	30,807,200	Elected
Kevin Bullock	730,864,414	22,633,974	Elected
Liane Kelly	737,643,137	15,855,252	Elected
Jerry Korpan	731,183,526	22,314,863	Elected
Thabile Makgala	747,216,108	6,282,281	Elected
Basie Maree	747,246,102	6,252,287	Elected
Mary-Lynn Oke	722,209,981	31,288,407	Elected
Robin Weisman	738,406,405	15,091,983	Elected

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Item 2: Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	TOTAL VOTES IN FAVOUR		TOTAL VOTES WITHHELD
Appointment of Auditors	816,565,526	96.92%	25,912,631	3.08%

Item 3: Restricted Share Unit Plan (“RSU”) Maximum Increase

The total votes cast by all shareholders of the Company present in person or by proxy, on the RSU Plan Maximum Increase, as more particularly described in the Management Information Circular of the Company dated April 13, 2026, were as follows:

	TOTAL VOTES IN FAVOUR		TOTAL VOTES AGAINST
RSU Plan Maximum Increase	721,203,538	95.71%	32,292,346	4.29%

Item 4: Advisory Vote on Executive Compensation

The total votes cast by all shareholders of the Company present in person or by proxy, on the Advisory Vote on Executive Compensation, as more particularly described in the Management Information Circular of the Company dated April 13, 2026, were as follows:

	TOTAL VOTES IN FAVOUR		TOTAL VOTES AGAINST
Advisory Vote on Executive Compensation	539,900,518	70.46%	222,595,366	29.54%

DATED at Vancouver, British Columbia this 5th day of June, 2026.

B2GOLD CORP.

Signed: “M. Cinnamond”

Michael Cinnamond
President & Chief Executive Officer